

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 4, 2008

Mr. Abraham N. Reichental
President and Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, SC 29730

      Re: **3D Systems Corporation**
              Form 10-K/A for Fiscal Year Ended December 31, 2006
              Form 10-Q for Fiscal Quarter Ended September 30, 2007
              File No. 000-22250

Dear Mr. Reichental:

      We have reviewed the above reference filing and your response letter dated February 7, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to comment 2 of our letter dated February 7, 2008 and we reissue the comment. We are unable to reconcile the proposed response with the disclosure requirements of Item 303 of Regulation S-K. It appears that a significant impact on revenues resulted from a change in prices that you do not quantify. Further, it appears that the changes in average prices of products delivered is a trend that has affected your results historically and which may affect those results in future periods. As previously requested, please quantify the amount of the change in prices and provide appropriate quantitative or qualitative disclosure of the impact on the change in prices. In addition, with respect to a change in the "product mix", although you state that there has been a trend toward lower-priced systems that significantly affected revenue and operating results, we are currently unable to concur that quantitative and additional qualitative disclosure is not required.

Notes to Consolidated Financial Statements

Note 2 Significant Accounting Policies

Revenue Recognition, page F-11

2.   We note you have concluded that software is incidental to your product as a whole in response to prior comment number 3. Your response states that your maintenance contracts do not provide for software upgrades in support of your conclusion. Please clarify how you evaluated the software downloads available on your website for SLA and SLS systems when determining that you do not offer software upgrades. In this respect, we note that you "provide the latest available software modules for download" for customers "currently on warranty or those with a current 3D Systems maintenance plan." Explain whether the software upgrades offered to your customers on your website relates to the software embedded in your SLA and SLS systems. If so, further clarify how you determined that your maintenance contracts do not provide for software upgrades and how you determined that the software in your systems are incidental to the product as a whole.

3.   Your response to prior comment number 4 states that you offer a warranty/maintenance service and an extended warranty/maintenance service. Please clarify the exact services that you provide in connection with each of these warranty programs and, as part of your response, distinguish the difference between these two services. In addition, explain whether these services are in the scope of FTB 90-1. If so, please explain how your policy for allocating and recognizing revenue from these services complies with FTB 90-1.

4.   Your response to prior comment number 4 also states that you offer software upgrades, which are not included in your maintenance programs. Please clarify how these software upgrades are offered and sold to your customers. Explain whether the upgrades are provided for in the sales agreement for systems sale or are offered subsequent to the sale of the system (e.g. as the software upgrades become available). Please clarify how you evaluated SOP 97-2 when determining whether your arrangements contain a specific upgrade right (paragraphs 35 through 36 of SOP 97-2) or an unspecified upgrade right (paragraphs 56 through 58 of SOP 97-2).

Note 21 Income Taxes, page F-45

5.   We note the analysis you provided in response to prior comment number 9 which supports your accounting for deferred taxes and related valuation allowances in fiscal years 2005 and 2006. Please address the following additional comments with respect to your response:

- Your response indicates that you utilized an adjusted pre-tax net income amount when assessing your cumulative losses in recent years as of December 31, 2005. Please further clarify why you believe it is appropriate to adjust your pre-tax losses for non-recurring items when assessing your valuation allowance. In this respect, while such items may not be indicative of future results, they are part of total results, and there may be similar non-recurring charges in future years. Please clarify whether your conclusion would have changed had you used your actual negative cumulative earnings for the three years ended December 31, 2005.

- Your response states that negative cumulative earnings should be viewed with appropriate judgment. Please clarify how your assessment of negative losses complies with paragraph 103 of SFAS 109, which indicates that "a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome," thereby requiring "positive evidence of sufficient quality and quantity" to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed.

- Your response states that you primarily relied upon income projections as firm sales backlog has not been a significant aspect of your business. Explain the weight you gave to these projections and how you considered the guidance in paragraph 25 of SFAS 109, which states that "the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified." Absent firm sales backlog and a manner to objectively verify this evidence, explain how you determined that this evidence should receive any more than little to no weight.

- Further, explain how you determined that your fiscal year 2006 income projections should receive more weight than negative cumulative earnings for the three year period ended December 31, 2005. Please clarify how you determined that evidence from your income projections which could not be objectively verified should outweigh historical losses as these amounts could be objectively verified.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters or me with any other questions.

Sincerely,

Stephen Krikorian
Branch Chief